Exhibit 99.1
IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual and Special Meeting of Shareholders
and
Information Circular
April 16, 2010

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
INFORMATION CIRCULAR	1
VOTING AND PROXIES	1
BUSINESS OF THE MEETING	4
Receive the Financial Statements	4
Election of Directors	4
Appointment and Remuneration of Auditors	5
Re-Approval of the Incentive Stock Option Plan	6
STATEMENT OF EXECUTIVE COMPENSATION	8
Composition and Mandate of the Compensation Committee	8
Compensation Discussion and Analysis	8
Performance Graph	17
Compensation of Executive Officers	17
Employment Contracts with Named Executive Officers	20
Estimated Termination Payments	22
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	22
Compensation of Directors	22
Securities Authorized For Issuance Under Equity Compensation Plans	25
Indebtedness of Directors and Executive Officers	28
OTHER INFORMATION	28
Interest of Certain Persons in Matters to be Acted Upon	28
Interest of Informed Persons in Material Transactions	28
Corporate Governance Practices	28
Shareholder Proposals	28
Additional Information	28
Approval of Information Circular	29
SCHEDULE A – CORPORATE GOVERNANCE PRACTICES	1
APPENDIX A – BOARD MANDATE	1

April 16, 2010
INVITATION TO SHAREHOLDERS
     On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual and Special Meeting of shareholders. The meeting will be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada on May 26, 2010 at 1:30 p.m. (Vancouver Time).
          At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares are voted at the meeting in accordance with your wishes.
          The meeting will provide you with a forum to learn more about our 2009 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet Cardiome’s senior management and ask them your questions.
          I hope that you will attend the meeting and I look forward to seeing you there.
Sincerely,
Robert W. Rieder

Executive Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

6190 Agronomy Road
6th Floor	Toll Free: 1 800 330 9928
Vancouver BC	Web: www.cardiome.com
Canada V6T 1Z3

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS:
          NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on May 26, 2010 at 1:30 p.m. (Vancouver Time), for the following purposes:
(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2009 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

(4)	to re-approve the Corporation’s Incentive Stock Option Plan, including amendments thereto approved by the directors of the Corporation on April 16, 2010 (the “Amended Incentive Stock Option Plan”), and approve all unallocated options under the Amended Incentive Stock Option Plan; and

(5)	to transact such other business as may properly be brought before the Meeting.
          Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.
          The directors of the Corporation have fixed the close of business on April 16, 2010 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.
          Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
          All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.
          DATED at Vancouver, British Columbia, as of this 16th day of April 2010.
By Order of the Board of Directors
“Robert W. Rieder”
Robert W. Rieder
Executive Chairman

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Unless otherwise provided, the information herein is given as of April 16, 2010.
VOTING AND PROXIES
Solicitation of Proxies
This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual and Special Meeting of the Corporation to be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on May 26, 2010 at 1:30 p.m. (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation. Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual and Special Meeting of Shareholders (the “Notice”). The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters other than the election of directors and appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) on April 16, 2010 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of April 16, 2010, there were 60,594,112 Common Shares outstanding. To the knowledge of the directors and senior officers of the Corporation, the only person that as of the date hereof beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation was:

	Number of Common	Percentage of Common
Shareholder Name	Shares	Shares
Adage Capital Partners, L.P.	6,700,000	11.1%
Can I vote Common Shares that I acquired after April 16, 2010?
Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.
How to vote
If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote in person at the Meeting or you can vote by proxy.

     Voting by Proxy
     If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or you can let your proxyholder choose for you. If you appoint a proxyholder, you may revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person (see “Revoking a Proxy”).
     Voting in Person
     Registered Shareholders who wish to attend the Meeting and to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.
What if I am not a Registered Shareholder?
Many owners of Common Shares are “non-registered shareholders”. Non-registered shareholders are those shareholders whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received (i) from the Corporation or its agent a request for voting instructions or (ii) from your intermediary either a request for voting instructions or a proxy form. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.
The documents that you receive, and who you receive them from, will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.
     Non-Objecting Beneficial Owners
     If you are a NOBO, included with these materials is a request for voting instructions from the Corporation or its agent.
     These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
     If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your Common Shares will not be voted.
     Objecting Beneficial Owners
     If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.
Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What is a Proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Registered Shareholders may use the endorsed form of proxy or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.
If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your Common Shares in their discretion.
A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange, at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the Common Shares beneficially owned by you.
Appointing a Proxyholder
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Simply fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.
If you leave the space on the proxy form blank, either Robert W. Rieder or Curtis Sikorsky, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Rieder is the Executive Chairman of the Board of Directors (the “Board”), and a director of the Corporation, and Mr. Sikorsky is the Chief Financial Officer of the Corporation.
For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.
How will my Common Shares be voted if I give my Proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Rieder or Mr. Sikorsky has been appointed as proxyholder, your Common Shares will be voted IN FAVOUR of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.
Revoking a Proxy
If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy (i) by clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, Attention: Joseph Garcia, Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.
Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.
Cost of this Solicitation of Proxies
The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.
Who counts the votes?
The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
How do I contact the transfer agent?
If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-416-263-9200
Fax:	1-866-249-7775 (toll-free)
BUSINESS OF THE MEETING
Receive the Financial Statements
The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2009 and the auditors’ report thereon will be placed before shareholders at the Meeting.
Election of Directors
The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The by-laws of the Corporation authorize the directors to fix the actual number of directors. The Corporation currently has seven directors and the directors have fixed the number of directors at seven. Each director of the Corporation is elected annually and holds office until the next annual meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.
The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at April 16, 2010.

	Position with the		No. of Common
	Corporation and		Shares Beneficially
Name, Province/State and	when Individual	Present Principal Occupation and	Owned, Controlled
Country of Residence(1)	became a Director	Principal Occupation for Five Preceding Years(1)	or Directed(1)(2)

Robert W. Rieder, M.B.A. British Columbia, Canada	Director, Executive Chairman April 21, 1997	Executive Chairman, Cardiome Pharma Corp. (August 2009 to present); Chairman, Cardiome Pharma Corp. (March 2007 to August 2009); Vice-Chairman, Cardiome Pharma Corp. (March 2006 to March 2007); Chief Executive Officer, Cardiome Pharma Corp. (April 1998 to August 2009); President, Cardiome Pharma Corp. (April 1998 to February 2006)	399,696

Jackie M. Clegg(3)(5) Washington, DC, United States	Director September 2, 2004	Founder and Managing Partner, Clegg International Consultants, L.L.C. (September 2001 to present)	Nil

Peter W. Roberts, FCA, CPA (Illinois), ICD.D(3)(5) British Columbia, Canada	Director September 18, 2005	Retired (March 2004 to present)	Nil

Harold H. Shlevin, Ph.D.(3)(4)(5) Georgia, United States	Director October 14, 2004	Head of Advanced Technology Development Center – Biosciences and Start-Up Company Catalyst, Georgia Institute of Technology, Enterprise Innovation Institute (November 2009 to present); Head of Operations and Commercial Development, Altea Therapeutics Corporation (October 2008 to November 2009); President and Chief Executive Officer, Tikvah Therapeutics Inc. (June 2006 to July 2008); Global Senior Vice President, Regulatory, External Affairs, Safety and Quality, Solvay Pharmaceuticals Inc. (January 2006 to May 2006) President and Chief Executive Officer, Solvay Pharmaceuticals, Inc. (July 2000 to December 2005)	Nil

Richard M. Glickman(4) British Columbia, Canada	Director December 11, 2006	Retired (July 2007 to present); Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation (January 2002 to July 2007)	Nil

Douglas G. Janzen British Columbia, Canada	Director, President and Chief Executive Officer June 11, 2007	Chief Executive Officer, Cardiome Pharma Corp. (August 2009 to present); President, Cardiome Pharma Corp (March 2006 to present); Chief Business Officer, Cardiome Pharma Corp. (March 2006 to August 2009); Chief Financial Officer, Cardiome Pharma Corp. (January 2003 to March 2006)	104,000

William L. Hunter, MD, MSc.(3)(4) British Columbia, Canada	Director June 11, 2007	President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (Chief Executive Officer, 1997 to Present)	Nil

Notes:

(1)	This information has been provided by the respective nominee as of April 16, 2010.

(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	Member of the Corporate Governance and Nomination Committee. Ms. Clegg is the Chair.

(4)	Member of the Compensation Committee. Dr. Shlevin is the Chair.

(5)	Member of the Audit Committee. Mr. Roberts is the Chair.
The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.
Appointment and Remuneration of Auditors
On April 21, 2006, the Board resolved that KPMG LLP, Chartered Accountants (“KPMG”) be appointed as auditor of the Corporation. KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at remuneration to be fixed by the directors. KPMG is located at 900-777 Dunsmuir Street, Vancouver, British Columbia.
There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations.

     Principal Accountant Fees and Services
     The following table provides information about the fees billed to us for professional services rendered by KPMG, the Corporation’s principal accountant, during fiscal 2009 and 2008:

	December 31, 2009	December 31, 2008

Audit Fees(1)	$531,500	$564,317
Audit-Related Fees(2)	$—	$—
Tax Fees(3)	$—	$27,000
All Other Fees	$—	$—

Notes:

(1)	Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees”. These include due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

(3)	Tax fees, tax planning, tax advice and various taxation matters.
     Pre-Approval Policies
     In accordance with the Sarbanes-Oxley Act of 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2009 were pre-approved by the Audit Committee. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee.
Re-Approval of the Incentive Stock Option Plan
The Corporation’s Incentive Stock Option Plan (the “Incentive Stock Option Plan” or the “Plan”) was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2005 and June 2006. The Incentive Stock Option Plan was further amended in September 2007 to provide the maximum number of Common Shares that may be issued under the Incentive Stock Option Plan after July 27, 2007 (the “Effective Amendment Date”) is 7,000,000, provided that the number of Common Shares that may be issued under the Incentive Stock Option Plan will be increased at the end of each fiscal year of the Corporation by an amount equal to the lesser of (i) 11.02% of the Corporation’s outstanding Common Shares as at the last day of such fiscal year and (ii) the number of Common Shares issued under the Incentive Stock Option Plan during such fiscal year. As a consequence of this amendment, the pool of Common Shares available for issuance under the Incentive Stock Option Plan is increased at the end of each fiscal year to the extent that any shares were issued on exercise of options during such year, provided that amount of such increase is capped at 11.02% of the Corporation’s outstanding Common Shares on the last day of such year. In addition, as a consequence of this amendment, the Incentive Stock Option Plan does not, for purposes of the rules and regulations of the Toronto Stock Exchange, have a fixed maximum aggregate of securities issuable (see below). For a full discussion of the key terms and conditions of the Incentive Stock Option Plan, see “Statement of Executive Compensation – Compensation Discussion and Analysis – Equity-Based Incentives – Incentive Stock Option Plan” and “Statement of Executive Compensation – Securities Authorized for Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”.
The maximum number of Common Shares that may be issued under the Incentive Stock Option Plan from and after the date of this Information Circular (after giving effect to increases in the maximum number of Common Shares that may be issued under the Plan at the end of 2007, 2008 and 2009 and after the issuance of 80,201 Common Shares pursuant to the exercise of options on or after January 1, 2010) is 6,919,799. As at the date of this Information Circular, options to purchase an aggregate of 6,260,378 Common Shares are issued and outstanding (representing 10.3% of the issued and outstanding Common Shares on a non-diluted basis and 9.4% of the issued and outstanding Common Shares on a fully-diluted basis) and an additional 659,421 Common Shares are available to be issued pursuant to options granted after the date of this Information Circular (representing 1.1% of the issued and outstanding Common Shares on a non-diluted basis and 1.0% of the issued and outstanding Common Shares on a fully-diluted basis).
On April 16, 2010, the directors of the Corporation approved certain amendments (the “2010 Plan Amendments”) to the Incentive Stock Option Plan. The 2010 Plan Amendments are reflected in an amended and restated Incentive Stock Option Plan (the “Amended Incentive Stock Option Plan”). A copy of the Amended Incentive Stock Option Plan will be available at the Meeting and will be provided to any shareholder upon request to the attention of Joseph Garcia, the Corporate Secretary of the Corporation, by telephone (604) 643-7991, by fax: (604) 622-5791, by mail: Joseph Garcia, McCarthy Tétrault LLP, Suite 1300-777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2, or by e-mail: jgarcia@mccarthy.ca prior to the day of the Meeting.

The amendments reflected in the Amended Incentive Stock Option Plan include the following:
(i)	permitting payment for shares required on exercise of an option by wire transfer, if that is acceptable to the Corporation, in addition to payment by cheque or bank draft;
(ii)	permitting a cashless exercise of options without payment of cash consideration, where the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury;
(iii)	providing option holders with a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, as contemplated pursuant to the Amended Incentive Stock Option Plan, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash;
(iv)	the addition of a limitation specifying that the value of options granted to any individual non-employee director of the Corporation in any calendar year shall not exceed $100,000; and
(v)	consequential changes to the amendment provisions, which specify the types of amendments that require shareholder approval and the types that can be made without shareholder approval, which refer to “addition” of a cashless exercise provision, to refer to addition or “amendment” of such a provision, consequential changes to the form of option certificate representing options, and form of option Exercises Notice to change the references to the manner of payment of the exercise price and addition of a new form of Surrender Notice for exercise of the cash surrender right.
Under the rules and requirements of the Toronto Stock Exchange, every three years after institution, all unallocated options, rights or other entitlements under a security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable must be approved by the listed issuer’s security holders. In addition, under the provisions of the Incentive Stock Option Plan, the 2010 Plan Amendments to add the cashless exercise provision and the cash surrender right and amend the amendment provisions must be approved by the shareholders of the Corporation.
Consequently, shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution ratifying and approving the Amended Stock Option Plan and all unallocated options, rights or other entitlements under the Amended Stock Option Plan. The text of the resolution is set out below:
“BE IT RESOLVED, as an ordinary resolution that:
1.	The Amended Incentive Stock Option Plan of the Corporation as tabled at the meeting (the “Amended Incentive Stock Option Plan”) as substantially described in the Information Circular of the Corporation dated April 16, 2010 is hereby ratified, confirmed and approved and all unallocated options under the Amended Incentive Stock Option Plan are hereby approved.

2.	The Corporation have the ability to continue granting unallocated options under the Amended Incentive Stock Option Plan until May 26, 2013, being the date that is three years from the date when shareholder approval of the Amended Incentive Stock Option Plan is being sought.”
The resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Unless specified in the deposited form of proxy that the Common Shares represented thereby are to be voted against the resolution, the persons named in the enclosed form of proxy intend to vote those Common Shares in favour of the resolution. The directors recommend that shareholders vote in favour of the resolution.
If shareholder approval of the Amended Incentive Option Plan is sought but not obtained at the Meeting, all unallocated options will be cancelled and the Corporation will not be permitted to grant further options under the Incentive Stock Option Plan until such time as shareholder approval is obtained. However, all allocated awards under the Incentive Stock Option Plan, such as options that have been granted but not yet exercised, will continue unaffected if shareholder approval of the Amended Incentive Option Plan is not obtained at the Meeting. If shareholder approval of the Amended Incentive Option Plan is not obtained at the Meeting, the 2010 Amendments permitting a cashless exercise of options or holders of options to surrender options for a cash payment will not become effective.

STATEMENT OF EXECUTIVE COMPENSATION
Composition and Mandate of the Compensation Committee
     The Compensation Committee of the Board (the “Compensation Committee”) is comprised of independent directors and consists of Drs. Shlevin (Chair), Hunter and Glickman. Dr. Shlevin was appointed to the Compensation Committee on July 25, 2006 and was appointed Chair of the Compensation Committee on March 26, 2007. Drs. Hunter and Glickman were appointed to the Compensation Committee on June 11, 2007. The Compensation Committee is charged, on behalf of the Board of Directors, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based.
Compensation Discussion and Analysis
     Compensation Program and Strategy
     The success of the Corporation depends on the talent and efforts of its employees and the leadership and performance of its executives. The Corporation believes that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.
     The Corporation’s executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives and (iii) ensure that the interests of management of the Corporation and the Corporation’s shareholders are aligned.
     The Corporation’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation.
     Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.
     Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Corporation’s goals and strategic objectives and reward the achievement of short and long term goals and objectives of the Corporation. They are awarded annually on a discretionary basis by the Board, based on the recommendations of the Compensation Committee and the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the executives of various objectives, and individual personal subjective assessments. The short-term incentive portion of compensation, payable in cash, is designed to motivate and reward executives for the achievement of the Corporation’s short-term goals and objectives; while the long term incentive, payable currently in options, is to motivate and reward executives for the achievement of long-term performance of the Corporation and to retain key employees.
     Performance goals and personal subjective assessment factors are determined for each executive officer and relate to matters which assist and help facilitate the Corporation’s overall corporate strategic goals and objectives and are subjectively assessed by the Compensation Committee, in its discretion, applying a weighting factor to each objective, attribute, benchmark or criteria, rather than performance goals that are based on objective identifiable targets or measures. The Compensation Committee consults with and accepts recommendations from the Chief Executive Officer regarding the performance and assessment of the other executive officers.
     As a matter of normal practice the Corporation annually determines the corporate and personal objectives and personal assessment factors for each year during the first quarter of the fiscal year and then, following the end of the year, the Compensation Committee makes a subjective discretionary assessment regarding such objectives and factors and, based on such assessment, in its discretion the Compensation Committee recommends to the Board discretionary awards of annual cash incentive bonuses, and discretionary grants of stock options under the Corporation’s Incentive Stock Option Plan, for the Chief Executive Officer and other executive officers of the Corporation. Generally, in such cases, the Compensation Committee, in its discretion, based on such subjective assessment, determines an aggregate incentive value that the Compensation Committee recommend or approved for each executive officer, and the executive officer receives 50% of such value in the form of a cash incentive bonus and 50% of such value in the form of stock options under the Incentive Stock Option Plan. For 2009, the Compensation Committee and the Board took into account previous and other awards of bonuses and equity compensation to the executive officers and determined to award only annual cash incentive bonuses.
     The Compensation Committee assesses the performance of the Corporation’s Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance and assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.
     The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, and is at risk and not subject to any minimum amount.
     The Compensation Committee periodically reviews the total compensation arrangements and compensation programs for employees, including executive officers, as well as non-management directors. Implementation of determinations resulting from such most recent review was complicated as a result of extraordinary circumstances relating to the Corporation, including an extended trading blackout period that was in effect in relation to the Corporation’s securities as described below.
     The Compensation Committee undertook an extensive review in 2007 and 2008 of the Corporation’s compensation and incentive programs for management, other personnel and non-management directors. In connection with such review, the Compensation Committee retained Mercer (Canada) Limited (“Mercer”) in 2007 and 2008 to provide (i) benchmark market data for management positions, (ii) general market observations with respect to trends and issues concerning incentives and (iii) recommendations regarding management compensation levels and programs, including advice on incentive and retention plans within the context of a possible corporate transaction and proposing and modelling a success cash bonus incentive plan. In addition to this mandate, Mercer provided general employee compensation consulting services to the Corporation. In 2009, Mercer provided guidance to the Compensation Committee regarding the proposed extraordinary one-time awards of cash incentive bonuses approved by the Compensation Committee in June 2009 as described below, as well as advice regarding increases in equity-based compensation recommended by Mercer in 2007 and 2008, which increases could not be implemented then as a result of the extended trading blackout described below. Decisions as to compensation are made by the Compensation Committee and the Board and may reflect factors and considerations other than the information and recommendations provided by Mercer or other compensation consultants.
     The review of management compensation and incentive programs included a review of market data of a comparator group (the “comparator group”) of publicly listed companies that included Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately 1/2 to 2 times the Corporation’s market capitalization. The Compensation Committee annually reviews and determines the composition of the comparator group to ensure that it contains appropriate comparator companies.
     Such review resulted in the Compensation Committee determining that the executive compensation of the Corporation, including salary and annual incentive bonuses and equity-based compensation, was low compared to comparable companies. As a result, the Compensation Committee determined that in order to assist the Corporation to be able to retain and attract key executive talent, the Corporation’s equity-based compensation for certain executives and other personnel should be increased.
     The Corporation’s equity-based compensation is currently in the form of incentive stock options granted under the Corporation’s Incentive Stock Option Plan (as described below). In connection with the application by Astellas Pharma US, Inc., the Corporation’s co-development partner, to the United States Food and Drug Administration in respect of vernakalant (iv) (the “FDA Approval Application”) and the engagement by the Corporation in March 2008 of a financial advisor to assist the Corporation in evaluating partnership opportunities for vernakalant as well as alternative strategies to maximize shareholder value, including acquisitions, divestitures and the sale of all or part of the Corporation (the “Strategic Review”), as well as release of interim financial results in 2009, a trading blackout period (the “Trading Blackout”) was in effect for directors and officers for most of 2008, continuing until August 2009, with limited exceptions. During the Trading Blackout, pursuant to the Corporation’s securities trading policies, the Corporation did not grant incentive stock options.
     For 2008, the Compensation Committee determined that the corporate and personal objectives for the senior executive officers should largely relate to the FDA Approval Application and the Strategic Review. The global financial crisis, and its effect generally on prices of publicly traded securities, had a significant impact on the Corporation’s prospects for completing a strategy or transaction to maximize shareholder value. In light of this economic crisis and its impact, the Compensation Committee, in its discretion, determined that no awards of annual cash incentive bonuses or incentive stock options should be made to executives, including the Named Executive Officers (defined below), in respect of 2008.
     In April 2009, the Corporation entered into and announced a collaboration and licence agreement (the “Collaboration and License Agreement”) with Merck & Co., Inc. (“Merck”) for the development and commercialization of vernakalant. Under the terms of the Collaboration and License Agreement, Merck paid the Corporation an initial fee of US$60 million and the Corporation is eligible to receive up to US$200 million in payments based on achievements of certain milestones associated with the development and approval of vernakalant products. In addition, the Corporation will receive tiered royalty payments on sales of any approved products and has the potential to receive up to US$340 million in milestone payments based on achievement of significant sales threshholds.
     In connection with the Corporation entering into the Collaboration and License Agreement, in June 2009 the Compensation Committee and the Board approved extraordinary one-time awards of cash incentive bonuses, which are described below under “Extraordinary Cash Bonuses”.
     Following the expiry of the Trading Blackout, as described below under “Equity-Based Incentives – 2009 Option Grants”, in August 2009, the Board, based on recommendations of the Compensation Committee, approved grants of stock options to directors, executive officers and other employees which, in part, were granted in recognition of contributions and performance achieved in 2007 and, in part, granted as additional one-time incentive compensation in relation to performance prior to 2008, reflecting the determinations of the Compensation Committee described above, which options would otherwise have been granted in 2008 but were not granted at that time because of the Trading Blackout.
     In addition, also in August 2009 and as described below, Mr. Douglas Janzen was appointed Chief Executive Officer of the Corporation, and a new employment agreement was entered into between the Corporation and Mr. Janzen in connection with such appointment (see “Employment Contracts with Named Executive Officers”). Pursuant to that employment agreement, the Corporation agreed to grant Mr. Janzen incentive options to acquire a total of 600,000 Common Shares. Such options were approved by the Board in August 2009, at the same time as the grant of the options described above.
     The Compensation Committee periodically reviews the Corporation’s executive compensation strategy, programs and arrangements. As a result, such strategy, programs and arrangements for executives and non-management directors will likely continue to evolve and be revised in the future.
     The elements of the Corporation’s executive compensation program and strategy are discussed in greater detail below.
     Base Salary
     The base salary level for the Corporation’s Chief Executive Officer is based on his overall experience and responsibilities. The salary is determined after considering the salary levels of other executives with similar responsibilities and experience and comparison of salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Chief Executive Officer’s salary is approved by the Board based on the recommendation of the Compensation Committee, which seeks general advice and from time to time more specific advice and recommendations from outside advisors.
     In August 2009, Mr. Rieder resigned as Chairman and Chief Executive Officer of the Corporation and was appointed Executive Chairman. In connection with such resignation, the Compensation Committee negotiated and settled the terms of a new employment agreement with Mr. Rieder that reflects Mr. Rieder’s duties as Executive Chairman and pursuant to which Mr. Rieder’s base salary was reduced from $610,635 to $384,375 (see “Employment Contracts with Named Executive Officers”).
     In August 2009, Mr. Janzen was appointed Chief Executive Officer. Mr. Janzen was previously President and Chief Business Officer of the Corporation and, prior to that, Chief Financial Officer. In connection with his appointment as Chief Executive Officer, Mr. Janzen’s base annual salary was increased from $489,998 to $600,000 and a new employment agreement was entered into between the Corporation and Mr. Janzen (see “Employment Contracts with Named Executive Officers”).
     Pursuant to the terms of the Chief Executive Officer’s employment contract with the Corporation, the Chief Executive Officer’s salary is reviewed annually by the Board and may be increased in the Board’s discretion each year.
     The base salary levels for the other Named Executive Officers of the Corporation are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries of the Named Executive Officers are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year, the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the executive officer, and the terms of the officer’s employment agreement with the Corporation. The salaries are approved by the Board, based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.
     In June 2009, the Board, based on the recommendation of the Compensation Committee (which among other things, considered competitive market data), approved an employee cost of living salary adjustment pool of 2.5% of the base salaries of all employees of the Corporation (excluding the Chief Executive Officer of the Corporation) and authorized the Chief Executive Officer, in his discretion, to allocate the pool to other employees of the Corporation and authorized the Compensation Committee to determine a cost of living salary increase for the Chief Executive Officer. There were no adjustments for 2009. Commencing in 2010, the allocation and determination of adjustments will be determined in the second half of the prior year and implemented effective January 1 in that year. As a consequence, the 2.5% salary adjustment pool was allocated among employees, including Named Executive Officers other than Mr. Janzen, based on the employee’s performance, effective January 1, 2010. As a new employment agreement had been entered into with Mr. Janzen in August 2009, Mr. Janzen did not receive any cost of living salary increase.
     Annual Cash Incentive
     The Corporation’s Chief Executive Officer is entitled to receive an annual cash incentive bonus (as well as grants of stock options under the Corporation’s Incentive Stock Option Plan), which are awarded on a discretionary basis by the Board based on the recommendations of the Compensation Committee, based on the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the Chief Executive Officer of certain corporate and personal objectives, and a personal subjective assessment. The corporate and personal objectives, and personal subjective assessment factors, are annually established by the Compensation Committee and approved by the Board, and annually agreed to between the Board and the Chief Executive Officer.
     The Named Executive Officers other than the Chief Executive Officer are also entitled to receive an annual cash incentive bonus (as well as grants of stock options under the Corporation’s Incentive Stock Option Plan) which are awarded on a discretionary basis by the Board, based on the recommendations of the Compensation Committee, based on the subjective assessment by the Compensation Committee regarding the Corporation’s success in creating shareholder value and the achievement by the Corporation and the executive officers of certain corporate and personal objectives, and personal subjective assessments. The corporate and personal objectives, and personal assessment factors, are annually established by the Compensation Committee, with recommendations from the Chief Executive Officer, and agreed to with the executive officer.
     The executive officers, in the discretion of the Compensation Committee and the Board, are entitled to receive a maximum annual incentive value, which is determined as a percentage of their base salary. For 2009, the maximum annual incentive value for each of the Named Executive Officers was 50% of base salary.
     The formula for determining the amount of annual incentive value that each executive officer may, subject to and in the discretion of the Compensation Committee and the Board, be entitled to receive is generally as follows:

Maximum Value	x	Company Success Factor	x	Individual Performance to Objectives Factor	x	Subjective Factor Rating
     The amount determined pursuant to the formula is intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all will be awarded.
     The Company Success Factor is intended to link annual incentive compensation to the Corporation’s fundamental objective of creating shareholder value. The Company Success Factor is determined annually by the Board, based on the recommendation of the Compensation Committee and the Compensation Committee’s subjective assessment of the Corporation’s success in creating shareholder value. In making this assessment the Compensation Committee considers the return to investors, based on year over year change in the market price for the Corporation’s shares. The Company Success Factor is, in the discretion of the Compensation Committee, determined as a percentage between a minimum of 50% and a maximum of 100%. The Company Success Factor is intended to allow the Compensation Committee and Board to proportionately recognize and award incentive compensation for individual performance even in years when markets are negative thereby leading to a low Company Success Factor and correspondingly provide high reward when high shareholder value is created.
     For 2009, the objectives which formed part of the Individual Performance to Objectives assessment included, for the Chief Executive Officer, (i) successful completion of the technology transfer execution of the vernakalant (oral) program to Merck under the Collaboration and Licence Agreement by the end of 2009; (ii) completion of enrolment of the AVRO study by the end of 2009; (iii) completion of certain milestones in relation to GED-aPC by the end of the third quarter of 2009; (iv) effective investor relations, including implementing and completing an issuer bid share buy-back; and (v) completion of an internal reorganization by the end of the third quarter of 2009. For other executive officers, the objectives included items such as managing public relations and communications campaigns, responsibility for attainment of the Corporation’s business development, managing or leading scientific objectives, clinical objectives and regulatory objectives and managing or leading financial, operation controls, planning, budgeting and financial reporting. The benchmarks which form part of the Subjective Factor Rating include manifesting a strong work ethic on a day to day basis, leading in a manner that contributes to the morale in the Corporation, working effectively within the executive team as a team player and setting an example to other employees.
     The Individual Performance to Objectives Factors for each executive officer are determined by the Compensation Committee, based on the Committee’s discretionary subjective assessment of the extent to which the Corporation and the executive officers achieved the corporate and personal objectives determined for this purpose during the year applying a weighting to each objective. The Subjective Factor Rating for each executive officer is determined by the Compensation Committee, based on the Committee’s discretionary subjective assessment of various attributes, benchmarks and criteria determined for this purpose applying a weighting factor to each applicable attribute, benchmark or criteria. Following the end of the year the Compensation Committee, in its discretion, assesses the performance of individual executive officers relating to the personal objectives, and the attributes, benchmarks and criteria, to separately determine an Individual Performance to Objectives Factor and Subjective Factor Rating for each executive officer. If all of the applicable corporate and personal objectives are achieved, the executive officer’s Individual Performance Factor Ranking would be 100%. If an executive officer receives the highest assessment ranking in relation to each personal subjective assessment attribute, benchmark and criteria, his Subjective Factor Rating would be 100%. In its assessment, the Compensation Committee considers each of the objectives and personal subjective attributes and benchmarks and criteria, and challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking.
     Subsequent to the end of 2009, the Compensation Committee made a subjective discretionary assessment to determine the Company Success Factor and the extent which the corporate and personal objectives had been achieved and to determine the Subjective Factor Ratings for the executive officers for 2009.
     In determining the Company Success Factor, the Compensation Committee compared investor returns for the Corporation with investor returns for the following comparator companies, which are publicly listed companies in the biotechnology and pharmaceutical industries with a market capitalization between $200 million and $600 million, and subjectively assessed the performance of the Corporation:

Affymetrix, Inc.	Akorn, Inc.	Albany Molecular Research, Inc.
Arena Pharmaceuticals, Inc.	Array BioPharma Inc.	BioMimetic Therapeutics, Inc.
BMP Sunstone Corporation	Cadence Pharmaceuticals, Inc.	China Sky One Medical, Inc.
Cypress Bioscience, Inc.	Durect Corporation	Dyax Corp.
Enzon Pharmaceuticals, Inc.	Exelixis, Inc.	Facet Biotech Corporation
Genomic Health, Inc.	Geron Corporation	Halozyme Therapeutics, Inc.
Human Genome Sciences, Inc.	Idenix Pharmaceuticals, Inc.	ImmunoGen, Inc.
Incyte Corporation	Inspire Pharmaceuticals, Inc.	InterMune, Inc.
Lexicon Pharmaceuticals, Inc.	Ligand Pharmaceuticals, Inc.	MannKind Corporation
Maxygen, Inc.	Medivation, Inc.	Micromet, Inc.
Momenta Pharmaceuticals, Inc.	Nektar Therapeutics	NPS Pharmaceuticals, Inc.
Optimer Pharmaceuticals, Inc.	Orexigen Therapeutics, Inc.	Pain Therapeutics
Pharmasset, Inc.	Progenics Pharmaceuticals, Inc.	Questcor Pharmaceuticals, Inc.
Rigel Pharmaceuticals, Inc.	Salix Pharmaceuticals, Inc.	Savient Pharmaceuticals, Inc.
Synta Pharmaceuticals Corp	VIVUS, Inc.	ZymoGenetics, Inc.
     The Corporation is approximately in the 70th percentile of the comparator group in terms of year over year market price change. This suggested a Company Success Factor of 65% (50% plus (.30 x .50)).

     For 2009, the Compensation Committee determined, in its discretion, that the Individual Performance to Objectives Factor and Subjective Factor Rating, respectively, for the Named Executive Officers were as follows: Mr. Rieder: 70 percent/100 percent; Mr. Janzen: 70 percent/100 percent; Mr. Sikorsky: 85 percent/86 percent; Dr. Fisher: 70 percent/50 percent; Dr. McAfee: 80 percent/84 percent and Mr. Lalji: 84 percent/68 percent.
     Following this assessment and determination, the Compensation Committee considered whether to recommend to the Board discretionary awards of annual cash incentive bonuses and discretionary grants of stock options under the Incentive Stock Option Plan for the Chief Executive Officer and other executive officers as compensation in relation to the 2009 financial year. As part of such consideration, the Compensation Committee took into account previous and other awards of bonuses and equity compensation to the executive officers, including the extraordinary one time awards of cash incentives made in connection with the Collaboration and Licence Agreement and stock options granted in August and December 2009, as described below. In light of the foregoing, the Compensation Committee determined that cash incentive bonuses in the aggregate amount of $564,906 in respect of 2009 should be paid to nine employees, including the Named Executive Officers, and that the Named Executive Officers should receive cash incentive bonuses in the following amounts: Mr. Rieder: $126,326; Mr. Janzen: $115,895; Mr. Sikorsky: $58,497; Dr. Fisher: $29,698; Dr. McAfee $55,630; and Mr. Lalji: $51,389, which amounts were less than the amounts calculated pursuant to the formula. These amounts were accepted and approved by the Board.
     In 2009, the Board approved in principle the concept of implementing a variable bonus plan for non-management employees of the Corporation and its subsidiaries. The proposed plan involves a bonus pool of up to 10% of the aggregate base salaries of the non-executive employees to be allocated among employees based upon the Corporation achieving corporate objectives approved by the Board, as well as individual performance. The variable bonus plan was approved by the Board, based on the recommendation of the Compensation Committee, in March 2010 and will be reassessed annually.
     Equity- Based Incentives
     The Board and the Compensation Committee believe that in order to (i) assist the Corporation in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Corporation, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Corporation through incentive compensation based on the value of the Corporation’s Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Corporation through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. The Corporation’s equity-based compensation currently is made in the form of stock options granted under the Incentive Stock Option Plan.
     The Corporation does not have share ownership guidelines or share retention requirements for directors or executive officers. The Corporation, like many other corporations, recognizes that the extreme economic crises of 2008 and continuing into 2009 has significantly reduced the potential value and goals of most equity-based incentive programs. The Compensation Committee and Board remain committed to the motivation and reward of executives for the long-term performance of the Corporation and the retention of key employees of the Corporation and will continue to seek ways to assure the alignment of the Corporation’s compensation program and strategy with shareholder interests.
     Incentive Stock Option Plan
     The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2006 and September 2007. Under the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries. The exercise price of options granted under the Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of the grant. Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of options are established at the time of grant. For a more complete description of the Incentive Stock Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”. As is

described under “Business of the Meeting – Re-Approval of the Incentive Stock Option Plan”, at the Meeting, shareholders will be asked to re-approve the Incentive Stock Option Plan, including amendments thereto.
     As a matter of normal practice the Corporation typically makes annual grants of options under the Incentive Stock Option Plan in the first half of the year based on performance achieved in the prior year, and awards options to non-management directors at the time of the Corporation’s annual general meeting each year. The options granted to executive officers and other employees are typically granted by the Board, based on the recommendations of the Compensation Committee. In determining to make grants of options, the Board, Compensation Committee and the Chief Executive Officer take into account previous and other grants or awards of equity compensation to the grantees and others. In granting options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the value that the Board wishes to grant as compensation and then determines the number of the options granted, which is calculated applying a standard Black-Scholes-Merton model, which the Compensation Committee and the Board concludes produces a meaningful and reasonable estimate of fair value.
     2009 Option Grants
     In connection with the FDA Approval Application and the Strategic Review, the Trading Blackout was in effect for directors and officers for most of 2008, continuing into 2009, during which, pursuant to the Corporation’s trading policies, the Corporation did not grant stock options. Such Trading Blackout period remained in effect following the end of 2008 until August 2009, with limited exceptions.
     Following the expiry of the Trading Blackout in August 2009, the Board approved grants of options under the Incentive Stock Option Plan. Such grants were (i) in part granted to executive officers and other employees in recognition of contributions and performance achieved in 2007 (the “2007 Performance Options”), which options would have otherwise been granted in 2008, but could not be granted at that time because the Corporation had imposed the Trading Blackout; (ii) in part granted to non-management directors (the “Board 2007 Compensation Options”), which options would have otherwise been granted in 2008 but could not be granted at that time because the Corporation had imposed the Trading Blackout; (iii) in part granted to non-management directors (the “Board 2008 Compensation Options”), which options would have otherwise been granted earlier in 2009 but could not be granted at that time because the Corporation had imposed the Trading Blackout; (iv) in part granted to executive officers and other employees as additional one-time incentive compensation in relation to past performance prior to 2008 (the “2007 Incentive Options”), which options would have otherwise been granted in 2008, but could not be granted at that time because the Corporation had imposed the Trading Blackout; and (v) in part granted to non-management employees for retention and other purposes, (the “Non-Management Retention Options”), which options would have otherwise been granted in 2008, but could not be granted at that time because the Corporation had imposed the Trading Blackout. As indicated above, in light of the global financial crisis and its impact, the Compensation Committee, in its discretion, determined that no awards of annual cash incentive bonuses and no grants of stock options should be made to executives, including the Named Executive Officers, for 2008. As a result, the option grants referred to above made to executive officers were not compensation for the 2008 or 2009 financial years.
     In addition to the options referred to above, pursuant to the new employment agreement entered into between the Corporation and Mr. Janzen (described below under the heading “Employment Contracts with Named Executive Officers”), the Corporation agreed to grant options to acquire a total of 600,000 Common Shares to Mr. Janzen in connection with his appointment as Chief Executive Officer of the Corporation. The grant of such options was approved by the Board in August 2009, at the time the other options described above were granted. The options granted to Mr. Janzen were not exercisable until the earlier of (i) replenishment of the Incentive Stock Option Plan in accordance with its terms of such number of options that was not less than the number of options granted to Mr. Janzen, or (ii) shareholder ratification of the grant of such options to Mr. Janzen. Under the terms of the Incentive Stock Option Plan, the maximum number of Common Shares that may be issued under the Plan is increased annually, at the end of each fiscal year of the Corporation, such that Common Shares that are issued on the exercise of options under the Plan in the year again become available to be made subject to an option that may be granted. (For a further description of the Incentive Stock Option Plan, see “Securities Authorized for Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”.) At the end of 2009, the maximum number of Common Shares that may be issued under the Incentive Stock Option Plan was replenished and increased by more than 600,000 Common Shares. As a result, the condition described above was satisfied.
     The options described above were granted by the Board based on the recommendations of the Compensation Committee (which among other things, considered the recommendations previously received from Mercer, as described above). The Compensation Committee consulted with the Corporation’s Chief Executive Officer regarding grants of options to other employees, in relation to contributions and performance in 2007 and prior years, and accepted recommendations from the Chief Executive Officer regarding proposed grants of options to such other employees.

     For the 2007 Performance Options, 2007 Incentive Options, the Board 2007 Compensation Options and Non-Management Retention Options, the Board determined “notional grant dates”, being the intended grant dates of such options during the Trading Blackout when such options could not be granted, which notional grant dates were May 21, 2008, June 9, 2008 and December 18, 2008, respectively. Such notional grant dates were used for the purpose of determining the expiry dates, and dates of vesting of the option, but not the exercise price. The exercise price of the options granted was established by the Board at the time of the grant in August 2009, shortly after the expiry of the Trading Blackout, and was not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of the grant. Such options are exercisable no later than five years after the notional grant date or, for options without a notional grant date, the date of grant. The options granted to Mr. Janzen vested, as to 100,000 Common Shares, on the date of grant and vest, as to 166,666 Common Shares, on the first anniversary of the date of grant and, as to 166,667 Common Shares, on each of the second and third anniversaries of the date of grant. The options granted to other officers, employees, consultants and contractors vest over four years, as to 25% at the end of each 12 month period commencing from the notional grant date or, for options without a notional grant date, the date of grant. The options granted to non-executive directors vested immediately upon grant.
     In December 2009, the Board and the Compensation Committee considered the circumstances of the Corporation following the Corporation entering into the Collaboration and Licence Agreement, and the continuing impact of the global financial crisis and its effect generally on prices of securities of public corporations, including the Corporation, the Corporation’s goals and strategic objectives and the incentives which existed for management of the Corporation to work toward achievement of the Corporation’s goals and strategic objectives. The Board received input from the Chief Executive Officer regarding the prior awards of equity-based compensation to executive officers of the Corporation, other than the Chief Executive Officer. The Board and the Compensation Committee determined that the Corporation’s equity-based compensation for several members of management, other than the Chief Executive Officer, should be increased, to provide a greater incentive for such executives and employees to work toward achievement of the Corporation’s goals and objectives going forward. As a result, the Board authorized the Chief Executive Officer, in his discretion, to grant options to purchase up to an aggregate total of 350,000 Common Shares to other management employees as additional one-time incentive compensation. Subsequently, on December 31, 2009, the Chief Executive Officer granted options to purchase an aggregate of 350,000 Common Shares to six management employees, other than the Chief Executive Officer, including Messrs. Sikorsky, McAfee and Lalji, who are Named Executive Officers, who were granted options to acquire 70,000, 20,000 and 100,000 Common Shares, respectively. Such options are exercisable no later than five years after the date of the grant and vest over three years, with 16.67% vesting immediately and the balance vesting in three equal tranches at the end of each 12 month period commencing from the date of the grant. Such options were subject to restrictions on exercise dependent upon replenishment of the Incentive Stock Option Plan or shareholder ratification, comparable to the options granted to the Chief Executive Officer, as described above, which condition was satisfied at the end of 2009.
     The options granted in August 2009 included grants in recognition of contributions and performance achieved prior to 2007, and one-time incentive compensation in relation to past performance, prior to 2008. In December 2009, the Corporation awarded additional one-time incentive compensation intended to help the Corporation retain such key employees and provide additional incentives for such key employees to continue to work toward achievement of the Corporation’s goals and strategic objectives. As a result, such grants were not compensation for the 2009 financial year. In addition, the options granted to Mr. Janzen reflected a one-time grant to Mr. Janzen in connection with his appointment as Chief Executive Officer of the Corporation, commencing August 1, 2009. As a result, the grant of these options does not represent compensation that is necessarily an indicator of expected compensation levels in future periods.
     As described above, subsequent to the end of 2009, the Compensation Committee, in its discretion, determined that only cash incentive bonuses should be paid in respect of 2009, and other than the grants of options otherwise approved during 2009 by the Board and the Chief Executive Officer described above, that no other grants of stock options should be made to executive officers, including the Named Executive Officers, for 2009.
     Success Plan
     During 2008, the Board and the Compensation Committee, based in part on advice and recommendations received from Mercer, determined that, in light of the circumstances facing the Corporation, including existing market and internal and external economic conditions, it was desirable to adopt a cash bonus incentive plan (a “Success Plan”) providing for potential incentive bonuses based on successful completion of a strategic transaction, other than a licensing or partnership, as part of the Corporation’s compensation program and strategy. The Success Plan provided for the establishment of a bonus incentive pool representing an aggregate amount that may be paid, in one-time cash payments, to participating employees, payable following completion of any transaction pursuant to which any person acquired, directly or indirectly, more than 50% of the voting securities of the Corporation or effective control of the business and affairs of the Corporation, or any direct or indirect disposition of all or substantially all of the assets of the Corporation, or any other transaction determined by the Board to constitute any of the foregoing (an “M & A Transaction”). The Success Plan was approved and adopted by the Board in May 2008. In December 2008, the Success Plan was replaced with a new amended Success Plan (the “Amended Success Plan”).
     Under the Amended Success Plan, the amount of the bonus pool that potentially could be paid was an escalating amount based on the amount by which the value per Common Share represented by an M & A Transaction exceeded a baseline price per Common Share, ranging between 0% if the per share value represented by the transaction was not greater than 1.1 times the baseline price to a maximum of 3.0% if the per share value represented by the transaction was at least 1.9 times the baseline price. The baseline price per Common Share under the plan was determined using a volume weighted average trade price of the Common Shares on NASDAQ or other stock exchange on which the majority of the trading volume and value of the trading of the Common Shares occurs for the 20 trading days immediately preceding the date of the press release announcing the M&A Transaction, expressed in terms of U.S. dollars, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period. The aggregate amount of the bonus pool under the plan was based on the “Total Value Created” by the M&A Transaction, determined based on the total number of Common Shares issued and outstanding at the time of completion of the transaction and the difference between the value represented by the M&A Transaction and the baseline price per Common Share.
     The Amended Success Plan became effective in December 2008 and provided that it would expire one year thereafter if no M & A Transaction was completed. No M & A Transaction was completed within that time and, as a result, the Amended Success Plan expired.
     Part of the Corporation’s compensation philosophy is to provide incentives to executives and key employees to enhance shareholder value. Given the nature of the industry in which the Corporation operates, the Corporation may from time to time consider strategic or extraordinary transactions, including acquisitions, divestitures and partnership opportunities. Although the Corporation is not presently considering any M&A Transaction, it may in the future do so if it is determined that such a transaction may enhance value for shareholders. Although the Board did not adopt a new success plan following the expiry of the Amended Success Plan in December 2009, the Compensation Committee and the Board may consider and adopt a similar plan in the future, whether in connection with any possible strategic or extraordinary transactions or otherwise.
     Extraordinary Cash Bonuses
     In connection with the Corporation entering into the Collaboration and Licence Agreement, to compensate the executive officers and other employees of the Corporation for their contributions in assisting the Corporation in realizing this significant milestone achievement, in June 2009 the Board, based on the recommendations of the Compensation Committee, approved establishing an employee bonus pool and one-time awards of cash bonuses to 18 executives and employees, including the Named Executive Officers. The Compensation Committee received advice and guidance from Mercer regarding the proposed awards. The aggregate amount of the cash bonuses paid to all participating executives and employees was $3,000,000, including $630,000 to Mr. Rieder, $630,000 to Mr. Janzen, $150,000 to Mr. Sikorsky, $340,000 to Dr. Fisher, $165,000 to Dr. McAfee and $300,000 to Mr. Lalji. The amounts which the Compensation Committee recommended be paid to the various executives and employees, and approved by the Board, reflected the Compensation Committee and Board’s assessment of the contributions made by the respective executives and employees assisting the Corporation being in position to, and entering into, the Collaboration and Licence Agreement. The Compensation Committee consulted with the Chief Executive Officer of the Corporation (Mr. Rieder) regarding the other executives and employees which should participate in the bonus pool and the amounts recommended for payment to such other executives and employees.
     The cash bonus payments represented extraordinary one-time bonus compensation awards to the executives and employees in recognition of contributions and performance in 2009, and prior years, in assisting the Corporation in realizing the significant extraordinary achievement in entering into the Collaboration and Licence Agreement. Such payments did not represent annual compensation for either the 2008 or 2009 financial years and should not be considered as an indicator of expected compensation levels in future periods.
     Executive Compensation Clawback Policy
     In April 2010, the Board adopted a policy pursuant to which, in the event the Corporation’s financial results as reflected in previously issued financial statements are required to be materially restated and the Compensation Committee or the Board determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Corporation, the Compensation Committee or the Board will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Compensation Committee or the Board may,

in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the Compensation Committee or the Board considers appropriate, direct that the Corporation seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Corporation’s financial results are negatively affected by such restatement. In addition, the Compensation Committee or the Board may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executive.
Performance Graph
The following table and graph compares the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2004 to December 31, 2009 (the Corporation’s most recent financial year end).

Year End	2004	2005	2006	2007	2008	2009
COM	$100.00	$128.93	$143.23	$98.02	$61.50	$51.27
S&P/TSX Composite Index	$100.00	$121.91	$139.60	$149.60	$97.20	$127.03

Year End	Dec. 31, 2004	Dec. 30, 2005	Dec. 29, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009
COM	$9.09	$11.72	$13.02	$8.91	$5.59	$4.66
S&P/TSX Composite Index	9,246.65	11,272.26	12,908.39	13,833.06	8,987.70	11,746.11
The trend in overall compensation paid to the Named Executive Officers over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the Common Shares as a component of the Company’s executive compensation program and strategy.
Compensation of Executive Officers
     Summary Compensation Table
     The following table provides a summary of the total compensation earned during the fiscal year ended December 31, 2009, the fiscal year ended December 31, 2008 and the fiscal year ended December 31, 2007 for the executive officers listed in the table below (the “Named Executive Officers”). The Corporation’s Named Executive Officers are the Executive Chairman (who resigned as Chief

Executive Officer in August 2009), the Chief Executive Officer, the Chief Financial Officer, and the Corporation’s three most highly compensated executive officers other than the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer.

							Non-equity incentive plan
							compensation
				Share-	Option-		Annual		Long-term
				based	based		incentive		incentive	Pension	All other	Total
Name and principal	Fiscal	Salary		awards	awards		plans		plans	value	compensation	compensation
position	Year	($)		($)	($)(1)		($)		($)	($)	($)	($)

Robert W. Rieder	2009	550,938	(3)	Nil	Nil		756,326	(5)	Nil	Nil	Nil	1,307,264
Executive Chairman(2)	2008	610,635		Nil	Nil		Nil		Nil	Nil	Nil	610,635
	2007	549,573		Nil	653,884	(4)	200,000	(6)	Nil	Nil	Nil	1,403,457

Douglas G. Janzen	2009	538,943	(8)	Nil	1,419,114		745,895	(10)	Nil	Nil	Nil	2,703,952
President and Chief Executive	2008	489,998		Nil	Nil		Nil		Nil	Nil	Nil	489,998
Officer(7)	2007	468,000		Nil	278,669	(9)	102,273	(6)	Nil	Nil	Nil	848,942

Curtis Sikorsky	2009	290,000		Nil	170,281		208,497	(12)	Nil	Nil	Nil	668,778
Chief Financial Officer	2008	297,200		Nil	Nil		Nil		Nil	Nil	Nil	290,000
	2007	258,400		Nil	153,597	(11)	53,226	(6)	Nil	Nil	Nil	465,223

Charles Fisher	2009	359,047	(14)	Nil	Nil		369,698	(18)	Nil	Nil	Nil	728,745
Chief Medical Officer and	2008	443,965	(15)	Nil	Nil		Nil		Nil	Nil	Nil	443,965
Executive Vice-President,	2007	380,333	(16)	Nil	219,446	(17)	66,805	(6)	Nil	Nil	Nil	666,584
Clinical & Regulatory Affairs(13)

Donald A. McAfee	2009	350,869	(19)	Nil	48,652		220,630	(23)	Nil	Nil	Nil	620,151
Chief Scientific Officer	2008	316,330	(20)	Nil	Nil		Nil		Nil	Nil	Nil	316,330
	2007	297,077	(21)	Nil	153,596	(22)	53,391	(6)	Nil	Nil	Nil	504,064

Karim Lalji	2009	326,040		Nil	243,259		351,389	(25)	Nil	Nil	Nil	920,688
Senior Vice President,	2008	321,945		Nil	Nil		Nil		Nil	Nil	Nil	321,945
Commercial Affairs	2007	286,404		Nil	153,597	(24)	51,917	(6)	Nil	Nil	Nil	491.918

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model.

(2)	Mr. Rieder was appointed as Chairman in March 2007 and served as Chief Executive Officer from April 1998 until August 1, 2009. On August 1, 2009, Mr. Rieder resigned as Chairman and Chief Executive Officer and was appointed as Executive Chairman. Mr. Rieder’s current salary is $384,375 per year, of which $230,625 was payable from August 1, 2009 to January 31, 2010 and $153,750 is payable from February 1, 2010 to July 31, 2010.

(3)	Represents $358,750 paid to Mr. Rieder from January 1, 2009 to July 31, 2009, in his capacity as Chairman and Chief Executive Officer, and $192,188 paid to Mr. Rieder from August 1, 2009 to December 31, 2009, in his capacity as Executive Chairman.

(4)	Represents $324,748 of 2007 Incentive Options and $329,136 of 2007 Performance Options granted to Mr. Rieder on August 12, 2009 (see “Compensation Discussion and Analysis – Equity-Based Incentives – 2009 Option Grants”).

(5)	Represents an extraordinary one-time cash bonus of $630,000 paid to Mr. Rieder in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement (see “Compensation Discussion and Analysis – Extraordinary Cash Bonuses”) and a discretionary bonus of $126,326 paid to Mr. Rieder in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(6)	Represents discretionary bonus paid in April 2008 for milestones achieved in the fiscal year ended December 31, 2007.

(7)	Mr. Janzen became President and Chief Executive Officer in August 2009. Mr. Janzen was previously President and Chief Business Officer.

(8)	Represents $288,943 paid to Mr. Janzen from January 1, 2009 to July 31, 2009, in his capacity as President and Chief Business Officer, and $250,000 paid to Mr. Janzen from August 1, 2009 to December 31, 2009, in his capacity as President and Chief Executive Officer. Mr. Janzen’s current salary is $600,000 per year.

(9)	Represents $82,677 of 2007 Incentive Options and $195,992 of 2007 Performance Options granted to Mr. Janzen on August 12, 2009 (see “Compensation Discussion and Analysis – Equity-Based Incentives – 2009 Option Grants”).

(10)	Represents an extraordinary one-time cash bonus of $630,000 paid to Mr. Janzen in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement (see “Compensation Discussion and Analysis – Extraordinary Cash Bonuses”) and a discretionary bonus of $115,895 paid to Mr. Janzen in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(11)	Represents $77,097 of 2007 Incentive Options and $76,500 of 2007 Performance Options granted to Mr. Sikorsky on August 12, 2009 (see “Compensation Discussion and Analysis – Equity-Based Incentives – 2009 Option Grants”).

(12)	Represents an extraordinary one-time cash bonus of $150,000 paid to Mr. Sikorsky in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement (see “Compensation Discussion and Analysis – Extraordinary Cash Bonuses”) and a discretionary bonus of $58,497 paid to Mr. Sikorsky in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(13)	On September 30, 2009, Mr. Fisher resigned as an employee of the Corporation and entered into a consulting agreement with the Corporation effective as of October 1, 2009. Mr. Fisher ceased to be an executive officer of the Corporation on January 31, 2010.

(14)	Under his employment agreement, Mr. Fisher’s salary in 2009 was US$410,000 per year, of which Mr. Fisher was paid US$307,500 prior to his resignation as an employee of the Corporation on September 30, 2009. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$0.8543 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each payment was made during the year. This amount does not include an additional US$102,498 payable by the Corporation to Mr. Fisher under his consulting agreement.

(15)	Mr. Fisher’s salary in 2008 was US$422,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$0.9517 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(16)	Mr. Fisher’s salary in 2007 was US$355,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$0.9347 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(17)	Represents $94,308 of 2007 Incentive Options and $125,138 of 2007 Performance Options granted to Mr. Fisher on August 12, 2009 (see “Compensation Discussion and Analysis – Equity-Based Incentives – 2009 Option Grants”).

(18)	Represents an extraordinary one-time cash bonus of $340,000 paid to Mr. Fisher in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement (see “Compensation Discussion and Analysis – Extraordinary Cash Bonuses”) and a discretionary bonus of $29,698 paid to Mr. Fisher in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(19)	Mr. McAfee’s salary in 2009 was US$300,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.8549 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(20)	Mr. McAfee’s salary in 2008 was US$306,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$0.9673 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(21)	Mr. McAfee’s salary in 2007 was US$272,625. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$0.9177 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(22)	Represents $78,718 of 2007 Incentive Options and $74,878 of 2007 Performance Options granted to Mr. McAfee on August 12, 2009 (see “Compensation Discussion and Analysis – Equity-Based Incentives – 2009 Option Grants”).

(23)	Represents an extraordinary one-time cash bonus of $165,000 paid to Mr. McAfee in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement (see “Compensation Discussion and Analysis – Extraordinary Cash Bonuses”) and a discretionary bonus of $55,630 paid to Mr. McAfee in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.

(24)	Represents $78,977 of 2007 Incentive Options and $74,620 of 2007 Performance Options granted to Mr. Lalji on August 12, 2009 (see “Compensation Discussion and Analysis – Equity-Based Incentives – 2009 Option Grants”).

(25)	Represents an extraordinary one-time cash bonus of $300,000 paid to Mr. Lalji in June 2009 in connection with the Corporation entering into the Collaboration and Licence Agreement (see “Compensation Discussion and Analysis – Extraordinary Cash Bonuses”) and a discretionary bonus of $51,389 paid to Mr. Lalji in March 2010 for milestones achieved in the fiscal year ended December 31, 2009.
     Outstanding Option-Based and Share-Based Awards
     The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2009.

	Option-based Awards				Share-based Awards
	Number of					Market or
	securities			Value of	Number of	payout value of
	underlying			unexercised in-	shares or units	share-based
	unexercised	Option	Option	the-money	of shares that	awards that
	options	exercise price	expiration	options	have not vested	have not vested
Name	(#)	($)	date	($)	(#)	($)

Robert W. Rieder	20,000	6.70	5/24/2010	Nil	Nil	Nil
	34,435	7.21	6/15/2011	Nil	Nil	Nil
	13,636	9.40	6/11/2012	Nil	Nil	Nil
	28,827	12.07	3/25/2013	Nil	Nil	Nil
	298,000	4.65	5/20/2013	2,980	Nil	Nil

Douglas G. Janzen	20,000	6.70	5/24/2010	Nil	Nil	Nil
	16,529	7.21	6/15/2011	Nil	Nil	Nil
	18,347	9.40	6/11/2012	Nil	Nil	Nil
	22,861	12.07	3/25/2013	Nil	Nil	Nil
	250,000	13.19	3/30/2013	Nil	Nil	Nil
	127,000	4.65	5/20/2013	1,270	Nil	Nil
	600,000	4.65	8/11/2014	6,000	Nil	Nil

Curtis Sikorsky	200,000	9.40	6/11/2012	Nil	Nil	Nil
	7,121	12.07	3/25/2013	Nil	Nil	Nil
	70,000	4.65	5/20/2013	700	Nil	Nil
	70,000	4.76	12/30/2014	Nil	Nil	Nil

Charles Fisher	600,000	8.95	1/16/2011	Nil	Nil	Nil
	12,304	9.40	6/11/2012	Nil	Nil	Nil
	19,579	12.07	3/25/2013	Nil	Nil	Nil
	100,010	4.65	5/20/2013	1,000	Nil	Nil

Donald A. McAfee	250,000	6.29	11/7/2010	Nil	Nil	Nil
	3,306	7.21	6/15/2011	Nil	Nil	Nil
	14,043	9.40	6/11/2012	Nil	Nil	Nil
	12,990	12.07	3/25/2013	Nil	Nil	Nil
	70,000	4.65	5/20/2013	700	Nil	Nil
	20,000	4.76	12/30/2014	Nil	Nil	Nil

Karim Lalji	300,000	13.23	9/13/2012	Nil	Nil	Nil
	70,000	4.65	5/20/2013	700	Nil	Nil
	1,857	12.07	3/25/2013	Nil	Nil	Nil
	100,000	4.76	12/30/2014	Nil	Nil	Nil

Notes:

(1)	The Trading Blackout, which was imposed by the Corporation during 2008, remained in effect until August 2009. During this time, pursuant to the Corporation’s trading policies, vested stock options could not be exercised by any holder of stock options.

     Value Vested or Earned During 2009 Financial Year
     The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended December 31, 2009.

Non-equity incentive plan
	Option-based awards –	Share-based awards –	compensation - Value earned
	Value vested during the year	Value vested during the year	during the year
Name	($)	($)	($)
Robert W. Rieder	Nil	Nil	Nil

Douglas G. Janzen	Nil	Nil	Nil

Curtis Sikorsky	Nil	Nil	Nil

Charles Fisher	Nil	Nil	Nil

Donald A. McAfee	Nil	Nil	Nil

Karim Lalji	Nil	Nil	Nil

Notes:

(1)	The Trading Blackout, which was imposed by the Corporation during 2008, remained in effect until August 2009. During this time, pursuant to the Corporation’s trading policies, vested stock options could not be exercised by any holder of stock options.
Employment Contracts with Named Executive Officers
The Corporation has entered into employment agreements with each of the Named Executive Officers listed below. The employment agreement between the Corporation and Charles Fisher was terminated following Mr. Fisher’s resignation as an employee of the Corporation effective October 1, 2009.
     Robert W. Rieder
     Robert W. Rieder was appointed as Chairman in March 2007 and served as Chief Executive Officer from April 1998 until August 2009. Following his resignation as Chairman and Chief Executive Officer, Mr. Rieder entered into an employment agreement with the Corporation dated August 1, 2009 pursuant to which he agreed to act as Executive Chairman of the Board for a one-year term. The Corporation may, at its sole discretion, offer to renew the agreement for a second one-year term. Under the agreement, Mr. Rieder is entitled to receive annual salary of $384,375, of which $230,625 is payable during the first six months of the one-year term and $153,750 is payable over the final six months of the one-year term. The Corporation may, within 120 days of the end of the one-year term, award Mr. Rieder a cash bonus in an amount to be determined by the Board in its sole discretion. Mr. Rieder is entitled to five weeks of paid vacation during the one-year term.
     Mr. Rieder’s employment agreement may be terminated by Mr. Rieder upon 30 days’ written notice to the Corporation. If Mr. Rieder’s employment is terminated by the Corporation without cause, all of his unvested options will vest immediately and he will be entitled to receive any salary owed and expenses incurred up to the date of termination, a severance payment equal to the salary he would otherwise have been entitled to receive to the end of the one-year term of his employment agreement and life, health and disability benefits until the end of such one-year term. If following a change of control Mr. Rieder continues to be employed by the Corporation until the end of his one-year term of employment, he will be entitled to receive a lump sum payment equal to 100% of his annual salary and 100% of his maximum annual discretionary bonus on each of (i) the completion date of the change of control and (ii) the one year anniversary of the completion date of the change of control. If following a change of control Mr. Rieder is not offered continued employment or he ceases to be an employee before the end of his one-year term of employment, Mr. Rieder will be entitled to receive a lump sum payment equal to 100% of his annual salary and 100% of his maximum annual discretionary bonus on the completion date of the change of control and, if his employment is terminated without cause, the severance payments described above.
     Douglas G. Janzen
     Douglas G. Janzen was appointed as President and Chief Business Officer of the Corporation on March 6, 2006. On August 1, 2009, Mr. Janzen was promoted to the position of President and Chief Executive Officer. Under the terms of his employment agreement, Mr. Janzen currently receives an annual salary of $600,000. Mr. Janzen’s salary is reviewed annually by the Corporation. Mr. Janzen was granted 600,000 incentive stock options in connection with his promotion to the position of President and Chief Executive Officer, of which 100,000 options are vested and the remaining 500,000 options vest over three years at a rate of 166,666 options on the first anniversary of the grant date and 166,667 options on the second and third anniversaries of the grant date. Mr. Janzen is entitled to six weeks of paid vacation each year.
     Mr. Janzen’s employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days’ written notice. If Mr. Janzen’s employment is terminated by the Corporation without cause, all of his unvested options will vest immediately and he will be entitled to receive any salary owed and expenses incurred up to the date of termination, a severance payment of 24 months’ salary and life, health and disability benefits for up to one year. If Mr. Janzen continues to be employed by the Corporation for a period of one year or is not offered continued employment following the change of control, he will be entitled to receive a lump sum payment equal to 100% of his annual salary and 100% of his maximum annual discretionary bonus on each of (i) the completion date of the change of control and (ii) the one year anniversary of the completion date of the change of control. If Mr. Janzen continues to be employed by the Corporation following a change of control for a period of less than one year, he will be entitled to receive a lump sum payment equal to 100% of his annual salary and 100% of his maximum annual discretionary bonus on the completion date of the change of control and, if his employment is terminated without cause, the severance payments described above.
     Curtis Sikorsky
     Under an employment agreement between the Corporation and Curtis Sikorsky dated June 9, 2006, Mr. Sikorsky’s position is the Chief Financial Officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Mr. Sikorsky’s current annual salary is $297,250. Mr. Sikorsky is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Mr. Sikorsky are met. Under his employment agreement, Mr. Sikorsky received a grant of 200,000 incentive stock options, of which 160,000 are vested and the remaining 40,000 options will vest on June 12, 2010. He is entitled to five weeks of paid vacation each year.
     Mr. Sikorsky’s employment agreement has an indefinite term and may be terminated by Mr. Sikorsky upon at least 60 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Sikorsky’s employment is terminated by the Corporation without cause or following a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. Upon a change of control, all unvested stock options held by Mr. Sikorsky will be vested immediately.
     Donald A. McAfee
     Under an employment agreement between the Corporation and Donald A. McAfee dated October 1, 2004, Dr. McAfee was appointed as the Vice President, New Product Development of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly instalments. On February 27, 2007, Dr. McAfee was promoted to the position of Chief Scientific Officer. Dr. McAfee’s salary is reviewed annually by the Corporation. Dr. McAfee’s current annual salary is US$307,500. Dr. McAfee is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Dr. McAfee are met. Under his employment agreement, Dr. McAfee received a grant of 250,000 incentive stock options, all of which have vested. He is entitled to five weeks of paid vacation each year.
     Dr. McAfee’s employment agreement has an indefinite term and may be terminated by Dr. McAfee upon 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. McAfee’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.
     Karim Lalji
     Under an employment agreement between the Corporation and Karim Lalji dated September 14, 2006, Mr. Lalji was appointed as Senior Vice President, Commercial Affairs of the Corporation in consideration for an annual salary of $300,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Mr. Lalji’s current annual salary is $334,191. Mr. Lalji is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Mr. Lalji are met. Under his employment agreement, Mr. Lalji received a grant of 300,000 incentive stock options, of which 240,000 are vested and the remaining 60,000 options will vest on September 14, 2010. He is entitled to five weeks of paid vacation each year.
     Mr. Lalji’s employment agreement has an indefinite term and may be terminated by Mr. Lalji upon at least 30 days’ written notice, in which case he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Lalji’s employment is terminated by the Corporation without cause he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a lump sum payment equal 12 months salary and benefits, plus an additional payment equal to one month of salary and benefits for each full year of service. Upon a change of control or following termination of Mr. Laji’s employment without cause, all unvested stock options held by Mr. Lalji will be vested immediately.
     Estimated Termination Payments
The table below reflects amounts that would have been payable to each Named Executive Officer (excluding Charles Fisher, who ceased to be an employee of the Corporation on September 30, 2009) if his employment had been terminated on December 31, 2009 either (i) without cause or (ii) following a change of control.

					Termination Following
	Termination Without Cause				Change of Control(1)
			Accelerated Vesting	Continuation of			Accelerated Vesting	Continuation of
	Severance		of Options	Benefits	Severance		of Options	Benefits
Name	($)		($)(2)	($)	($)		($)(2)	($)
Robert W. Rieder	192,187	(3)	2,235	4,732	768,749	(4)	2,235 (5)	4,732 (5)
Douglas G. Janzen	1,200,000	(6)	5,953	7,800	2,000,000	(7)	Nil	Nil
Curtis Sikorsky	297,250		Nil	Nil	Nil	(8)	525	Nil
Donald A. McAfee	321,821	(9)	Nil	Nil	Nil		Nil	Nil
Karim Lalji	417,739		525	10,890	Nil		525	Nil

Notes:

(1)	Represents the amount each Named Executive Officer would be entitled to receive if his employment with the Corporation was terminated upon completion of a change of control. For additional information regarding amounts payable to Mr. Rieder and Mr. Janzen in connection with a change of control, including amounts payable to Mr. Rieder and Mr. Janzen if their employment is continued following a change of control or is terminated within one year following a change of control, see the individual discussions of Mr. Rieder’s and Mr. Janzen’s employment agreements above.

(2)	Represents the value of unvested in-the-money options as at December 31, 2009.

(3)	If Mr. Rieder’s employment is terminated without cause, he will be entitled to receive a severance payment equal to the salary he would otherwise have been entitled to receive until the end of the one-year term of his employment agreement. This amount represents the salary he is entitled to receive from January 1, 2010 until the end of his one-year term of employment on July 31, 2010.

(4)	Includes a lump sum payment of $576,562 payable to Mr. Rieder upon completion of a change of control (representing 100% of Mr. Rieder’s base salary and 100% of his maximum annual discretionary bonus) and a severance payment of $192,187 payable to Mr. Rieder if his employment is terminated without cause upon a change of control.

(5)	Following a change of control, Mr. Rieder’s unvested stock options will automatically vest and he will be entitled to receive life, health and disability benefits until the end of his one-year term of employment only if his employment is terminated without cause.

(6)	Represents 24 months of base salary.

(7)	Includes a lump sum payment of $1,000,000 payable to Mr. Janzen upon completion of the change of control (representing 100% of Mr. Janzen’s base salary and 100% of his maximum annual discretionary bonus) and a subsequent payment of $1,000,000 payable to Mr. Janzen upon completion of the change of control.

(8)	If Mr. Sikorsky’s employment is terminated without cause following a change of control, he will be entitled to receive the severance payment described under the heading “Termination Without Cause”.

(9)	If Mr. McAfee’s employment is terminated without cause, he will be entitled to receive a severance payment of US$307,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was 0.9555, being the Bank of Canada exchange rate on December 31, 2009.
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements
The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$25,000,000 annual protection against liability (less a deductible of up to US$500,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$470,500. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.
Compensation of Directors
     Director Compensation Table
     During the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

					Non-equity
		Share-based	Option-based		incentive plan		All other
	Fees earned	awards	awards		compensation	Pension value	compensation	Total
Name	($)	($)	($)(1)		($)	($)	($)	($)

Jackie M. Clegg(2)	132,578	Nil	68,476	(3)	Nil	Nil	Nil	201,054
Peter W. Roberts(4)	153,102	Nil	68,476	(3)	Nil	Nil	Nil	221,578
Harold H. Shlevin(5)	194,692 (6)	Nil	68,476	(3)	Nil	Nil	Nil	263,168
Richard Glickman(7)	136,895	Nil	68,476	(3)	Nil	Nil	Nil	205,371
William L. Hunter	113,087	Nil	68,476	(3)	Nil	Nil	Nil	181,563

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model.

(2)	Chair of the Corporate Governance and Nomination Committee.

(3)	In each case, this amount represents $32,998 of Board 2007 Compensation Options and $35,478 of Board 2008 Compensation Options granted to each of the non-management directors on August 12, 2009 (see “Compensation Discussion and Analysis – Equity-Based Incentives – 2009 Option Grants”).

(4)	Chair of the Audit Committee.

(5)	Chair of the Compensation Committee.

(6)	Includes a one time bonus of $28,750 paid to Mr. Shlevin on June 23, 2009 in recognition of extraordinary services provided by Mr. Shlevin on behalf of the Corporation in the preceding 18 months.

(7)	Lead Independent Director.
     The compensation non-management directors of the Corporation received for participating in meetings was increased in 2008 to reflect the additional obligations of the directors in connection with the Strategic Review. During the Strategic Review, non-management directors received US$1,750 per teleconference Board or committee meeting or US$4,375 per Board or committee meeting attended in person. In connection with the completion of the Strategic Review, the compensation non-management directors of the Corporation received for participating in meetings was decreased effective as of June 16, 2009. Effective as of June 16, 2009, non-management directors are entitled to received US$1,500 per teleconference Board or committee meeting or US$3,000 per Board or committee meeting attended in person. The Corporation pays all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other Corporation business to which a director attends.
     Effective as of June 16, 2009, the annual retainer fee to act as a board member was increased from US$17,500 to US$25,000, the annual retainer fee to act the chair of the Corporate Governance and Nomination Committee was increased from US$10,000 to US$15,000, the annual retainer fee to act the chair of the Compensation Committee was increased from US$10,000 to US$25,000, the annual retainer fee to act the chair of the Audit Committee was increased from US$20,000 to US$25,000, and the annual retainer fee to act as Lead Independent Director was increased from US$50,000 to US$75,000. Subject to the limitations set out in the Incentive Stock Option Plan (including the limitation added pursuant to the 2010 Plan Amendments specifying that the value of options granted to any non-employee director in any calendar year shall not exceed $100,000), non-management directors receive an annual grant of incentive stock options to acquire 15,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. In granting options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.
     In connection with the FDA Approval Application and the Strategic Review, the Trading Blackout was in effect for directors and officers for most of 2008, continuing into 2009, until August 2009. As a result, non-management directors were not granted incentive stock options in 2008 or in 2009 prior to August 2009. Following the expiry of the Trading Blackout in August 2009, the Board approved (i) the grant of incentive stock options to acquire 15,000 Common Shares to each of the non-management directors, which options would have otherwise been granted in 2008, but could not be granted at that time because the Corporation had imposed the Trading Blackout, and (ii) the grant of incentive stock options to acquire an additional 15,000 Common Shares to each of the non-management directors.
     Outstanding Option-Based and Share-Based Awards
     The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2009.

	Option-based Awards				Share-based Awards
						Market or
	Number of			Value of	Number of	payout value of
	securities			unexercised in-	shares or units	share-based
	underlying	Option exercise		the-money	of shares that	awards that
	unexercised options	price	Option expiration	options	have not vested	have not vested
Name	(#)	($)	date	($)	(#)	($)

Jackie M. Clegg	15,000	7.21	6/6/2010	Nil	Nil	Nil
	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	150	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	150	Nil	Nil

Peter W. Roberts	50,000	8.60	9/18/2011	Nil	Nil	Nil
	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	150	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	150	Nil	Nil

Harold H. Shlevin	15,000	7.21	6/6/2010	Nil	Nil	Nil
	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	4.65	6/8/2013	150	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	150	Nil	Nil

Richard Glickman	50,000	12.95	1/10/2013	Nil	Nil	Nil
	15,000	4.65	6/8/2013	150	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	150	Nil	Nil

William L. Hunter	15,000	4.65	6/8/2013	150	Nil	Nil
	50,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	150	Nil	Nil

Notes:

(1)	The Trading Blackout, which was imposed by the Corporation during 2008, remained in effect until August 2009. During this time, pursuant to the Corporation’s trading policies, vested stock options could not be exercised by any holder of stock options.
     Value Vested or Earned During 2009 Financial Year
     The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2009.

Non-equity incentive plan
	Option-based awards –	Share-based awards –	compensation –
	Value vested during the year	Value vested during the year	Value earned during the year
Name	($)	($)	($)

Jackie M. Clegg	Nil	Nil	Nil
Peter W. Roberts	Nil	Nil	Nil
Harold H. Shlevin	Nil	Nil	Nil
Richard Glickman	Nil	Nil	Nil
William L. Hunter	Nil	Nil	Nil

Notes:

(1)	The Trading Blackout, which was imposed by the Corporation during 2008, remained in effect until August 2009. During this time, pursuant to the Corporation’s trading policies, vested stock options could not be exercised by any holder of stock options.
Securities Authorized For Issuance Under Equity Compensation Plans
The following table provides information as of December 31, 2009 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

	Number of securities to	Weighted average	Number of securities remaining
	be issued upon exercise	Exercise price of	available for future issuance under equity
	of outstanding options,	of outstanding options,	compensation plans (excluding securities
	warrants and rights	warrants and rights	Reflected in column (a))

Plan Category
Equity compensation plans approved by securityholders	6,339,031	Cdn.$7.45	660,969
Equity compensation plans not approved by securityholders	—	—	—
     Incentive Stock Option Plan
     The Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2005, June 2006 and September 2007. Pursuant to the Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries.
     The Incentive Stock Option Plan provides that the maximum number of Common Shares which may be issued under the Plan from and after July 27, 2007 is 7,000,000, provided that the number of Common Shares that may be issued under the Plan is increased at the end of each fiscal year of the Corporation, such that any Common Shares that are issued on the exercise of options under the Plan during such year shall again become available to be made subject to an option that may be granted. Since July 27, 2007, 3,187,904 options have been granted pursuant to the Plan, 1,273,449 options have been exercised and 782,060 options have been cancelled or expired. As at December 31, 2009, the maximum number of Common Shares that may be issued under the Plan from and after July 27, 2007, including the 1,273,449 Common Shares issued pursuant to the exercise of options after July 27, 2007, adjusted to reflect increases at the end of 2007, 2008 and 2009 as described above, was 8,193,248 Common Shares. As at April 16, 2010, this maximum number represents approximately 12.3% of the issued and outstanding Common Shares on a fully-diluted basis (reflecting the full exercise of all outstanding options, whether or not vested) and 13.5% of the issued and outstanding Common Shares on a non-diluted basis. As at April 16, 2010, options to purchase an aggregate of 6,260,378 Common Shares, representing approximately 9.4% of the issued and outstanding Common Shares on a fully diluted basis (10.3% on a non-diluted basis), are outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to options granted from and after April 16, 2010 is 659,421, representing approximately 1.0% of the issued and outstanding Common Shares on a fully diluted basis (1.1% on a non-diluted basis).
     Subject to the provisions of the Incentive Stock Option Plan, the Board or the Chief Executive Officer of the Corporation has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Plan. The Board or the Chief Executive Officer of the Corporation establishes the exercise price of options granted under the Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date immediately preceding the date of the grant. Eligible persons granted options under the plan (“Participants”) may receive options on more than one occasion under the Plan and may receive separate options on any one occasion.
     The Board or the Chief Executive Officer of the Corporation establishes the vesting terms of options at the time of grant. Generally, outstanding options granted prior to the date hereof to officers, employees, consultants and contractors vest over four years, as to 25% at the end of each 12 month period commencing from the date of the grant of the options. Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, as to 25% immediately and 25% at the end of each 12 month period commencing from the date of the grant of the options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. All such options granted prior to July 27, 2007 must be exercised no later than six years after the date of grant and all such options granted after July 27, 2007 must be exercised no later than five years after the date of grant. All options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation. Future options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Corporation may determine at the time of the grant, except all future options must be exercised not later than five years from date of grant.
     The maximum number of Common Shares which may be reserved for issuance under options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of options to insiders under the Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Plan within a one-year period is 5% of the Outstanding Issue; and (iv) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue.
     Options granted under the Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than ten years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation and options granted under the Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Corporation, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Plan, the Chief Executive Officer of the Corporation): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.
     If a Participant is a U.S. citizen or resident, the Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Plan fixes the maximum number of options that may be issued as incentive stock options at 2,875,000. The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.
     The Board may amend, suspend or terminate the Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Plan requires shareholder approval for the following amendments to the Plan or options granted under the Plan to:
(i)	increase the number of Common Shares that can be issued under the Plan, including an increase to the fixed maximum number of securities issuable under the Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)	reduce the exercise price or purchase price of outstanding options (including cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(iii)	extend the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amend the Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)	if at any time the Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of options under the Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)	expand of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	amend the Plan to increase any maximum limit of the number of securities that may be:
(a)	issued to insiders of the Corporation within any one year period, or

(b)	issuable to insiders of the Corporation at any time;
which may be specified in the Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if the Plan has a fixed maximum number of securities issuable, add any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan or, if the Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Plan reserve (as part of the 2010 Plan Amendments described under “Business of the Meeting – Re-Approval of the Incentive Stock Option Plan”, this provision has been amended to refer to add “or amend” any provision that allows for the exercise of options without cash consideration, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares); and

(viii)	change the amendment provisions of the Plan;
provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Plan in accordance with the section or sections of the Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.
     Under the Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Plan’s provisions or a change to the provisions relating to the administration of the Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Plan has a fixed maximum number of securities issuable, adding provision relating to a cashless exercise which provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan (as part of the 2010 Plan Amendments described under “Business of the Meeting – Re-Approval of the Incentive Stock Option Plan”, this provision has been amended to refer to adding “or amending” provisions relating to a cashless exercise of options which provisions so added or amended provide for a full deduction of the underlying Common Shares); (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.
     No amendment of the Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.
Indebtedness of Directors and Executive Officers
No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
OTHER INFORMATION
Interest of Certain Persons in Matters to be Acted Upon
None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2009 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors and other than the interest of the directors and executive officers in relation to the approval of the Amended Incentive Stock Option Plan. Certain directors and officers of the Corporation hold options granted under the Incentive Stock Option Plan and the directors and officers of the Corporation are eligible to be granted options under the Amended Incentive Stock Option Plan and may benefit from the cashless exercise feature or cash surrender right being added to the Amended Incentive Stock Option Plan and as a result might be considered to have an interest in the approval of the Amended Incentive Stock Option Plan.
Interest of Informed Persons in Material Transactions
Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.
Corporate Governance Practices
Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule A. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation’s Annual Information Form dated March 8, 2010.
Shareholder Proposals
Shareholder proposals to be considered at the 2011 annual general meeting of the shareholders of the Corporation must be received at the principal offices of the Corporation no later than December 19, 2010 in order to be included in the information circular and form of proxy for such annual general meeting.

Additional Information
Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2009 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting to be held on June 15, 2009. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information.
If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.
Approval of Information Circular
The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.
Dated at Vancouver, British Columbia, this 16th day of April 2010.
By Order of the Board of Directors
Robert W. Rieder
Executive Chairman

SCHEDULE A – CORPORATE GOVERNANCE PRACTICES
Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to National Instrument 52-110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure required on the Audit Committee of the Corporation required by NI 52-110 can be located in the Corporation’s Annual Information Form dated March 8, 2010.
General
The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.
Board of Directors
The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.
Composition of the Board
The Corporation’s Board is currently composed of seven directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent

Robert W. Rieder	No
Jackie M. Clegg	Yes
Douglas G. Janzen	No
Peter W. Roberts	Yes
Harold H. Shlevin	Yes
Richard M. Glickman	Yes
William L. Hunter	Yes
The following table outlines other reporting issuers that board members are directors of:

Board Member	Reporting Issuer

Robert W. Rieder	Nventa Biopharmaceuticals
Jackie M. Clegg	Brookdale Senior Living Chicago Mercantile Exchange
Peter W. Roberts	WebTech Wireless Inc.
Harold H. Shlevin	—
Richard Glickman	—
Douglas G. Janzen	Neovasc Inc.
William L. Hunter	Angiotech Pharmaceuticals Inc. CombinatoRx, Incorporated
The independent directors meet at least once per quarter without the presence of non-independent directors and members of management. The independent directors met four times without the presence of non-independent directors and members of management during 2009 and have met one time without the presence of non-independent directors and members of management during 2010.
Robert W. Rieder, the Executive Chairman of the Corporation, is not an independent director by virtue of his role on the Corporation’s senior management team. The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.

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The Board has appointed Richard Glickman as lead independent director in order to ensure appropriate leadership for the independent directors. As lead independent director, Mr. Glickman’s role is to act as a liaison between the Chair of the Board and the independent directors, assist with ensuring that the Corporation complies with its corporate governance policies and provide supervision of management.
The following table illustrates the attendance record of each director for all board meetings held in 2009.

Board Member	Meetings Attended

Robert W. Rieder	17 out of 18
Jackie M. Clegg	17 out of 18
Peter W. Roberts	17 out of 18
Harold H. Shlevin	18 out of 18
Richard Glickman	15 out of 18
Doug Janzen	17 out of 18
William L. Hunter	17 out of 18
Board Mandate
The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.
Position Descriptions
The Board has developed written position descriptions for the Chair and the chairs of each of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nomination Committee. The Chief Executive Officer of the Corporation also has a written position description that has been approved by the Board.
Orientation and Continuing Education
It is the mandate of the Corporate Governance and Nomination Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).
With respect to the continuing education of directors, the Corporate Governance and Nomination Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.
Ethical Business Conduct
The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for Cardiome are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.
It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.
In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.
The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

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Nomination of Directors
It is the mandate of the Corporate Governance and Nomination Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nomination Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Corporate Governance and Nomination Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nomination Committee are independent in accordance with the mandate of the Corporate Governance and Nomination Committee.
Compensation
The Compensation Committee is responsible for board compensation, the establishment of salaries of executive management and senior staff, review of the contingency plan for management succession and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objective, performance and compensation of the Chief Executive Officer of the Corporation on an annual basis and is responsible for reviewing the recommendations of the Chief Executive Officer regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes), significant changes in the Corporation’s benefit plan and human resources policies and the issuance of stock options to employees, consultants and directors. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.
In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.
Further information pertaining to the compensation of directors and officers can be found in this Information Circular under the heading “Statement of Executive Compensation”.
Assessments
It is the Board’s mandate, in conjunction with the Corporate Governance and Nomination Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

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APPENDIX A – BOARD MANDATE
CARDIOME PHARMA CORP.
   “A committed, cohesive and effective board adds value, first and foremost, by selecting the right chief executive officer for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”
Source: Beyond Compliance: Building a Governance Culture — Final Report issued by Joint Committee on Corporate Governance.
Purpose
The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.
Membership and Reporting
1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.

2.	Appointments to the Board will be reviewed on an annual basis. The Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable. The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.
Terms of Reference
Meetings
5.	The Board will meet as required, but at least once quarterly.

6.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.
Meeting Preparation and Attendance
7.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(i)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(ii)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.
Corporate Planning
8.	The Board will:
(i)	adopt a strategic planning process and approve a strategic plan each year; and

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(ii)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.
Risk Management and Ethics
9.	The Board will:
(i)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(ii)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(iii)	adopt a disclosure policy.
Supervision of Management
10.	The Board will:
(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(ii)	ensure that the CEO is appropriately managing the business of the Corporation;

(iii)	ensure appropriate succession planning is in place;

(iv)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(v)	consider and approve major business initiatives and corporate transactions proposed by management; and

(vi)	ensure the Corporation has internal control and management information systems in place.
Management of Board Affairs
11.	The Board will:
(i)	develop a process for the orientation and education of new members of the Board;

(ii)	support continuing education opportunities for all members of the Board;

(iii)	in conjunction with the Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(iv)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(v)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(vi)	disclose on an annual basis the mandate, composition of the board and its committees.
Approved: March 26, 2007

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